January 9, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Terence O’Brien, Accounting Branch Chief

RE:	Northwest Pipe Company
Form 8-K, Item 4.02
Filed December 22, 2011
File No. 0-27140

Dear Mr. O’Brien:

Thank you for your comments regarding the above referenced filing. We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements, and in enhancing the overall disclosure in our filing. The following sets forth the comments made in your letter dated December 29, 2011 and our responses thereto:

1. Comment: Please file amended Forms 10-Q for the periods ending March 31, 2011, and June 30, 2011, with the revised interim financial statements, as well as revisions to MD&A and other affected disclosure.

Response: We will do as requested.

2. Comment: Please ensure your 2011 Form 10-K also includes restatement information for all quarters.

Response: We will do as requested.

Pursuant to your comments, we acknowledge that a) we are responsible for the adequacy and accuracy of the disclosure in our filings; b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and c) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

5721 SE Columbia Way | Suite 200 | Vancouver, WA 98661

Telephone (360) 397-6250 | Fax (360) 397-6257

www.nwpipe.com

If you have any questions or require additional information, please call me at (360) 397-6325 or fax me at (360) 397-6257.

Respectfully yours,

/s/ Robin Gantt

Robin Gantt

Vice President and Chief Financial Officer